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SEC FILE NUMBER
8-47072

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bengur Bryan & Co, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

509 S. Exeter Street - Suite 210
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles A Bryan	443-573-3033	cbryan@bengurbryan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane - Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A Bryan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bengur Bryan & Co., Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA D EXTER
NOTARY PUBLIC
HARFORD COUNTY
MARYLAND
My Commission Expires 04-06-2026

Signature: Charles A. Bryan

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BENGUR BRYAN & CO., INC.

2023
FINANCIAL PACKAGE
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bengur Bryan & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bengur Bryan & Co., Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bengur Bryan & Co., Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bengur Bryan & Co., Inc.'s management. Our responsibility is to express an opinion on Bengur Bryan & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bengur Bryan & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital pursuant to rule 15c3-1, computation for determination of reserve requirements under Exhibit A of Rule 15c3-3 (exemption) and information relating to the possession or control requirements under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Bengur Bryan & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bengur Bryan & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1, determination of reserve requirements under rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Bengur Bryan & Co., Inc.'s auditor since 2022.

Kennett Square, Pennsylvania

February 27, 2024

FINANCIAL STATEMENTS

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

ASSETS		
Cash and cash equivalents	$	302,888
Accounts Receivable		50,000
Other receivables		105,575
Prepaid expenses		4,142
TOTAL ASSETS	$	462,605

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	5,073
Accrued liabilities		12,575
Total liabilities		17,648
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value; 999,975 shares authorized; 500 shares issued and outstanding		50
Additional paid-in capital		450
Retained earnings		444,457
Total stockholders' equity		444,957
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	462,605

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2023

REVENUE	
Investment banking revenue	$ 4,902,213
Interest income	3,286
Total revenue	4,905,499
EXPENSES	
Consulting fees	3,565,328
Employee compensation and benefits	429,641
Other expenses	456,831
Total expenses	4,451,800
NET INCOME	$ 453,699

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2023	$ 50	$ 450	$ 384,422	$ 384,922
Distribution to stockholder	-	-	(393,664)	(393,664)
Net income	-	-	453,699	453,699
BALANCE, DECEMBER 31, 2023	$ 50	$ 450	$ 444,457	$ 444,957

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	453,699
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Accounts receivable		21,563
Other receivables		8,022
Prepaid expenses		(347)
Accounts payable and other accrued expenses		1,624
Net cash provided by operating activities		484,561
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to stockholder		(393,664)
Net cash used in financing activities		(393,664)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	90,897
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		211,991
CASH AND CASH EQUIVALENTS, END OF YEAR	$	302,888

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Based on our nature of business, guidance issued in footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company updated its membership agreement in 2020 to be reflected under the 'Non-Covered Firm' provision. As such, the Company is exempt from the provisions of Rule 15c3-3, however, does not claim an exemption under paragraph (k)(2) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Fee Revenue

Fee revenue from contracts with customers includes transaction fee revenue, fixed advisory fees, and non-refundable retainer fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. There were no changes in the judgments used to determine the timing of the satisfaction of performance obligations or the judgments used to determine the transaction price made in applying the guidance in Accounting Standards Codification (ASC) 606.

The following provides detailed information on the recognition of our revenues from contracts with customers:

We provide our clients with a limited range of investment banking and financial advisory services. Investment Banking services primarily include placement agent services in both the equity and debt capital markets, including private equity placements, and distributing private debt, and fees generated in connection with merger & acquisition and valuation related services. Fees from private placements, and mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. A significant portion of the fees we receive for our investment banking services are considered variable as they are contingent upon a future event (e.g., completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. The Company believes the performance obligation for non-refundable retainer fee services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses that are associated with investment banking and advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking and advisory related expenses are expensed as incurred. All investment banking and advisory expenses are recognized within other operating expenses in the statements of operations.

Disaggregation of Revenue

The following table presents the Company's revenues from contracts with customers disaggregated by major business activity and by type of contract:

Investment banking -	Merger & acquisitions	$4,289,035
	Private placements	126,000
	Advisory	487,178
		$4,902,213
	Transaction	$3,865,035
	Fixed	575,000
	Non-refundable retainer	462,178
		$4,902,213

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

We do not disclose information about performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2023. Investment banking fees that are contingent upon completion of a specific milestone

are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2023.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied. As of December 31, 2023, we had no receivables related to revenues from contracts with customers.

Accounts and Other Receivables

Account receivables result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2023 and 2022, the accounts receivable balance was $50,000 and $71,563, respectively.

Other receivables result from billable expenses incurred for services to customers. These expenses are billed and collectible at billable service milestones. Other receivables are regularly assessed for collectability and expensed if determined to be uncollectible. As of December 31, 2023 and 2022, the other receivables recorded was $105,574 and $113,597, respectively.

Allowance for credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate credit losses over the entire life of the financial asset, recorded at inception.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due. Management does not believe that an allowance is required as of December 31, 2023.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $302,887 at December 31, 2023, which is over the $250,000 FDIC limit and insured.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market funds as follows:

Cash	$ 92,661
Money market fund	210,227
Total cash and cash equivalents	$ 302,888

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. In order to participate in the Plan, employees must be 21 years of age, and must have performed service for the Company for at least 3 of the 5 immediately preceding years. The Company contributes 25% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2023 was $80,362.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an Expense Sharing Agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $19,800 was charged to operations for the year ended December 31, 2023.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $281,034 which was $275,034 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company's owner is also a principal owner of two affiliates to which the Company pays expenses related to rent, office supplies, professional registration and dues, telephone, consulting, and other administrative expenses. The Company has incurred a total of $86,212 for these expenses none of which are included in accounts payable and accrued liabilities as of December 31, 2023.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 9 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owner. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owner.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2020, 2021, 2022, 2023 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 27, 2024, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2023, but prior to February 27, 2024 that provided additional evidence about conditions that existed at December 31, 2023 have been recognized in the financial statements for the year ended December 31, 2023. Events or transactions that provided evidence about conditions that did not exist at December 31, 2023, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2023.

SUPPLEMENTARY INFORMATION

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
December 31, 2023

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 444,957
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		444,957
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		444,957
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition		
1. Accounts receivable	135,227	
2. Prepaid expenses	4,142	
3. Property and equipment	-	
		(139,369)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		305,588
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	4,205	
		(4,205)
10. Net capital		$ 301,383

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
December 31, 2023 (Continued)

COMPUTATION OF NET CAPITAL (Continued)

11. Minimum net capital required (6 2/3% of line 19)	$	1,177
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	296,383
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	295,383

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	17,648
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	17,648
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		5.86%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 December 31, 2023

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report filing as of December 31, 2023.

Bengur Bryan & Company, Inc.

Schedule II – Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption) December 31, 2023

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as the Company relies on Footnote 74 of SEC Release No. 34-70073 and the Company limits its business activities to those of a Non-Covered Firm. In addition, the Company carries no margin accounts and has no customers.

Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption) December 31, 2023

During the 2023 calendar year, BENGUR BRYAN (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Bengur Bryan & Co., Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Bengur Bryan & Co., Inc. did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to assisting corporate clients with mergers, acquisitions, and divestitures. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bengur Bryan & Co., Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bengur Bryan & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, LLC

Kennett Square, Pennsylvania
February 27, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

February 22, 2024

Exemption Report

BENGUR BRYAN & CO., INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BENGUR BRYAN & CO., INC.

I, Charles A. Bryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Charles A. Bryan

Charles A. Bryan, President
February 22, 2024

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
Bengur Bryan & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Bengur Bryan & Co., Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting that the SIPC-7 understated total revenue by $3,286 (equal to the interest income);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences. However, based on the underreported revenue noted above, total assessment should have been $5 more; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
February 27, 2024